# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sunrise Realty Trust, Inc., CIK 0002012706
CUSIP: 867981102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 07/09/2024
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401, (561) 530-3315

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,435,213; shared voting power 479,139; sole dispositive power 1,435,213; shared dispositive power 479,139; aggregate amount beneficially owned 1,914,352 (27.4% of the class)
  Comment: Lines 7 and 9 consists of 1,434,213 shares of Common Stock, par value $0.01 per share, of Sunrise Realty Trust, Inc. held directly by the Reporting Person, including 109,292 shares of restricted stock held by the Reporting Person, and 1,000 shares of Common Stock held in a UTMA account for the son of the Reporting Person, for which the Reporting Person serves as custodian. Excludes 15,000 shares of Common Stock held by the Sunny 5 Irrevocable Trust for benefit of certain members of the Reporting Persons family, for which Jeffrey Boccuzzi is a Co-Trustee, and 33,132 shares of Common Stock, (including restricted stock,) held by Robyn Tannenbaum, the Reporting Person's spouse; over which, in each case, the Reporting Person disclaims beneficial ownership. Lines 8 and 10 consists of 420,181 shares of Common Stock held by the Tannenbaum Family Foundation formerly known as the Leonard M. Tannenbaum Foundation, for which the Reporting Person serves as the President and 58,958 shares of Common Stock held by Tannenbaum Family 2012 Trust for benefit of certain members of the Reporting Person's family, for which the Reporting Person serves as the Investment Advisor and Jeffrey Boccuzzi is a Co-Trustee; over which, in each case, the Reporting Person disclaims beneficial ownership. Line 13's percentage is based upon 6,925,395 shares of Common Stock of the Issuer outstanding as of November 7, 2024 as reported in the Issuers Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024, and adjusted to include the grant of restricted stock to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Sunrise Realty Trust, Inc.
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401
Comment: This statement on Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen (the "Reporting Person"). The Reporting Person is Executive Chairman of the Issuer. The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.
Residence or business address: This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen (the "Reporting Person"). The Reporting Person is Executive Chairman of the Issuer. The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.
Present principal occupation or employment: This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen (the "Reporting Person"). The Reporting Person is Executive Chairman of the Issuer. The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This statement is being filed by Leonard M. Tannenbaum, a U.S. citizen (the "Reporting Person"). The Reporting Person is Executive Chairman of the Issuer. The principal business address of the Reporting Person is 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received 1,260,763 shares of Common Stock in connection with the spin-off of the Issuer from Advanced Flower Capital Inc., f/k/a AFC Gamma, Inc. ("AFC") on July 9, 2024, pursuant to which the Issuer became a separate, publicly traded company (the "Spin-Off"), of which 48,455 shares are restricted shares received in the Spin-Off from restricted common stock granted under AFC Gamma, Inc. Stock Incentive Plan (the "AFCG Plan") and 37,037 shares shall vest over a three-year period with approximately 33% vesting on each of the first, second and third anniversaries of January 2, 2024, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement, and 11,418 shares are restricted shares received in the Spin-Off from restricted common stock granted under the AFCG Plan on January 3, 2023, with approximately 50% of the remaining restricted shares vesting on each of January 3, 2025 and 2026, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

On December 19, 2024, the Reporting Person was granted 60,837 shares of restricted stock at $13.15 per share vesting over three years, subject to early termination and adjustment as provided in the applicable restricted stock grant agreement.

From completion of the Spin-Off through to the date of filing of this statement, the Reporting Person undertook various market purchases of Common Stock at weighted average purchase prices ranging from $12.99 to $13.70.

On August 28, 2024, the Reporting Person, acting as the custodian for his minor child under a Uniform Transfers to Minors Act ("UTMA") account, purchased 1,000 shares of the Issuer's Common Stock in an open market transaction at a price of $13.75 per share.

The Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation) received 128,219 shares of Common Stock in connection with the Spin-Off. From completion of the Spin-Off through to the date of filing of this statement, the Tannenbaum Family Foundation undertook various market purchases of Common Stock at weighted average purchase prices ranging from $12.17 to $13.85.

The Tannenbaum Family 2012 Trust received 58,958 shares of Common Stock in connection with the Spin-Off.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this statement is incorporated by reference herein.
The securities described in this statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases.

In the ordinary course of his duties as Executive Chairman of the Board of Directors of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in Items 4(a) through 4(j) of Schedule 13D.
Except as otherwise described in this statement or in his capacity as Executive Chairman of the Board of Directors of the Issuer, the Reporting Person currently does not have any other plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days: Other than as discussed in this statement, during the past sixty days prior to the date of this statement, the Reporting Person has not acquired any shares of the Issuer's Common Stock. See Item 3.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock identified in this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of 2024 Stock Incentive Plan Restricted Stock Agreement (filed as Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-Q on November 7, 2024 and incorporated herein by reference).

https://www.sec.gov/Archives/edgar/data/2012706/000201270624000015/suns-formofrestrictedstock.htm

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (12/26/2024)